[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

August 28, 2015

Asen Parachkevov, Attorney Adviser Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:	Prospect Capital Corporation
Dear Mr. Parachkevov:
On August 28, 2015, Prospect Capital Corporation (the "Company") filed a Registration Statement on Form N-2 (File No. 333-[ ]) (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). Pursuant to Rule 415(a)(6) of the Securities Act, the Registration Statement, upon effectiveness, is intended to replace the Company's current shelf registration statement (File No. 333-198505) (the "Current Shelf").
The Company represents that the Registration Statement is substantially similar to its Pre-Effective Amendment No. 2, filed November 3, 2014, to the Current Shelf and that the only substantive changes made to the disclosure contained in Pre-Effective Amendment No. 2 to the Current Shelf are as follows:

◦
Financial statements and the notes thereto, the MD&A, dividends declared by the Company, selected financial data, price range of common stock and other related updates were included in the base prospectus (as of the Company's fiscal year end June 30, 2015).

◦	The Risk Factors section was updated to reflect certain factual updates related to the Company, current regulatory conditions and current market conditions.

◦
The Sales of Common Stock Below Net Asset Value section was revised to show the current ability of the Company, as approved by its shareholders, to issue shares below net asset value. The section is substantively similar to the corresponding section in the Company’s current shelf registration statement.

◦	The Business section was revised to show current information about the Company’s investments.

◦	The Management section was revised to show current information about the Company's Directors and Officers.

◦	Compensation paid to Directors and Officers was updated.

◦	Fees paid to the Company's investment adviser and its administrator were updated.

◦	The Portfolio Companies chart was revised to show information as of June 30, 2015.

◦	The tax disclosure was revised slightly.

◦	Other minor factual updates.

As such, the Company hereby requests expedited review of its Registration Statement. If you have any questions, please contact me at (416) 777-4727 or Richard Prins at (212) 735-2790.
Sincerely,

/s/ Steven Grigoriou
Steven Grigoriou

2